SEAFARER EXPLORATION CORP.
14497 N. Dale Mabry Highway, Suite 209N
Tampa, Florida 33618
(813) 448-3677

September 20, 2017

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:
Seafarer Exploration Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 4, 2017
File No. 000-29461

Dear Ms. Raminpour:

Seafarer Exploration Corp. submits this letter to you in response to the letter of August 30, 2017, which letter includes comments of the staff of the Securities and Exchange Commission regarding the above referenced filing. This letter contains our responses to the Staff’s comments. We are concurrently filing Amendment No. 3 to the Form 10-K with the Commission with our submission of this letter.

Form 10-K for the fiscal year ended December 31, 2016

Exhibit 32.1 Certification Pursuant to 10 U.S.C. Section 1350

1.
We note that your certification refers to the annual report on Form 10-K for the year ended December 31, 2015. Please revise to correct the certification to refer to the Form 10-K for the year ended December 31, 2016. Please include the full Form 10-K and currently dated certifications as part of your amended filing.

Response:

We acknowledge the staff’s comments and have amended the Exhibit 32.1 to our Form 10-K accordingly, to include the revised date of December 31, 2016. We have included the full Form 10-K with currently dated certifications as part of the amended filing.

Furthermore, the Company acknowledges that:
●
the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●
the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Melissa Raminpour
Re: Seafarer Exploration
September 20, 2017

We appreciate the opportunity to respond to the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or Kyle G. Kennedy at (813) 448-3577 regarding any further questions.

Sincerely,

SEAFARER EXPLORATION CORP.

/s/: Kyle G. Kennedy
Kyle G. Kennedy,
Chief Executive Officer